February 13, 2020

Karen J. Holcom
Chief Financial Officer
ACUITY BRANDS INC
1170 Peachtree Street, N.E.,
Suite 2300
Atlanta, GA 30309

       Re: ACUITY BRANDS INC
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Filed October 29, 2019
           File No. 001-16583

Dear Ms. Holcom:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. We note that on page 24 and in your earnings releases you present certain non-GAAP measures, such as Adjusted SD&A expenses and Adjusted operating profit, as a percentage of net sales without also presenting the most directly comparable GAAP measures. In addition, you discuss Adjusted operating profit margin in your earnings releases without providing a discussion of GAAP operating profit margin. When presenting or discussing non-GAAP measures in your future filings, please present and discuss the most directly comparable GAAP measures with equal or greater prominence.
      Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the updated
      Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Karen J. Holcom
FirstNameBRANDS INC J. Holcom
ACUITY LastNameKaren
Comapany NameACUITY BRANDS INC
February 13, 2020
February 13, 2020 Page 2
Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 11 - Commitments and Contingencies, page 70

2. Tell us how your use of the terms "reserve", "reserves" and "reserved" when referring to your accruals for loss contingencies is consistent with the guidance in ASC 450-20-50-1, or revise your disclosures in future filings to comply with the guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact SiSi Cheng at 202-551-5004 or Martin James, Senior Advisor, at 202-
551-3671 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing